Exhibit 99.60

3623 Old Conejo Road, Suite 207 Newbury Park, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI OTCQB ticker symbol: KGEIF

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. ISSUES 2022 FINANCIAL GUIDANCE

Newbury Park, CALIFORNIA, May 26, 2022 – Kolibri Global Energy Inc. (the “Company” or “KEI”) (TSX: KEI, OTCQB: KGEIF (temporarily: KGEID)) is pleased to provide its 2022 guidance for its operations located in the Company’s Tishomingo field in Oklahoma.

The Company plans to continue growing production and cash flow for the rest of 2022 by drilling three additional horizontal wells in addition to the two wells already drilled this year that are on production. The total capital program budget for all five wells, which the Board of Directors has approved, is projected to be just over US$31 million. The drilling program for the remainder of the year is planned to be funded from adjusted funds flow(1) and the new credit facility announced last week. Drilling is expected to resume in late July once the previously announced drilling rig becomes available. The plan is for the next two wells to be drilled back-to-back and the Company has already secured all tubulars for both wells. Construction for the drilling location is scheduled to begin next week. The fifth well is planned for the fourth quarter of 2022.

(1)	Adjusted funds flow is considered a non-GAAP measure. Refer to the section entitled “Non-GAAP Measures” of this news release.

The capital program for the three remaining planned wells assumes cost inflation of over 20% compared to the two wells already drilled due mainly to higher tangible and service costs.

The 2022 capital program is forecasted to deliver:

●	Annual average production of between 1,700 to 1,900 BOEPD, based on the assumption that the new production performs per the type curve utilized by the Company’s management (the “Management Type Curve”)(2), with a year-end exit rate of over 2,700 BOEPD;

●	Generate over US$39 million in revenue and US$26 million of adjusted funds flow;(3) and

●	Total debt to EBITDA ratio at the end of the year of less than 1.0 with forecasted year-end net debt between US$15.0 to US$17.0 million.(3)

Wolf Regener, President and CEO, commented, “If we achieve this forecast, we will be exiting the year with production rates that are about three times higher than the beginning of the year with an annual adjusted funds flow that is four times higher than what we achieved in 2021.”

(2)	Actual production from the two wells already drilled this year has exceeded the Management Type Curve (see prior news releases dated May 24 and April 18). The Management Type Curve was not adjusted for those two wells.

(3)	Assumptions include forecasted pricing from April 2022 through December 2022 of WTI US $90/bbl, $6 Henry Hub and NGL pricing of $36 bbl and includes the impact of the Company’s existing hedges.

NON-GAAP MEASURES

Adjusted funds flow is not a measure recognized under Canadian generally accepted accounting principles (“GAAP”) and does not have any standardized meaning prescribed by IFRS. Management of the Company believes that adjusted funds flow is relevant for evaluating returns on each of the Company’s projects as well as the performance of the enterprise as a whole. Adjusted funds flow may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP measures as reported by such organizations. Adjusted funds flow should not be construed as an alternative to net income, cash flows related to operating activities, working capital or other financial measures determined in accordance with IFRS, as an indicator of the Company’s performance.

An explanation of how adjusted funds flow provides useful information to an investor and the purposes for which the Company’s management uses adjusted funds flow is set out in the management’s discussion and analysis under the heading “Non-GAAP Measures” which is available under the Company’s profile at www.sedar.com and is incorporated by reference into this earnings release.

The following is the reconciliation of adjusted funds flow to the comparable financial measures disclosed in the Company’s financial statements:

(US $000)	Three months ended March 31,
	2022	2021
Cash flow from continuing operations	1,243	1,364
Change in non-cash working capital	1,381	(64)
Interest expense(a)	198	209
Adjusted funds flow	2,822	1,509

(a)	Interest expense on long-term debt excluding the amortization of debt issuance costs

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is an international energy company focused on finding and exploiting energy projects in oil, gas, and clean and sustainable energy. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects. The Company’s shares are traded on the Toronto Stock Exchange under the stock symbol KEI and on the OTCQB under the stock symbol KGEIF.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613

Email: wregener@kolibrienergy.com

Website: www.kolibrienergy.com

Cautionary Statements

In this news release and the Company’s other public disclosure: The references to barrels of oil equivalent (“Boes”) reflect natural gas, natural gas liquids and oil. Boes may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves. The type curve utilized by the Company’s management is the average of the 7 Caney wells that are located in the Corridor (well names can be found on the Company’s Corporate presentation), with lateral lengths normalized to a 4,900 ft lateral length, the other assumptions are the same as in the Company’s December 31, 2021 independent reserves evaluation.

Readers should be aware that references to initial production rates and other short-term production rates are preliminary in nature and are not necessarily indicative of long-term performance or of ultimate recovery. Readers are referred to the full description of the results of the Company’s December 31, 2021 independent reserves evaluation and other oil and gas information contained in its Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information for the year ended December 31, 2021, which the Company filed on SEDAR on March 8, 2022.

Caution Regarding Forward-Looking Information

Certain statements contained in this news release constitute “forward-looking information” as such term is used in applicable Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward looking information”), including statements regarding the timing and expected funding sources of, and expected results from, planned wells development, projected total capital program budget for all five of the Company’s 2022 wells, the expected resumption of the Company’s drilling program in late July and forecasted results of the Company’s 2022 capital program with respect to production, revenue, adjusted funds flow, net debt to EBITDA ratio and year-end net debt.

Forward-looking information is based on plans and estimates of management and interpretations of data by the Company’s technical team at the date the data is provided and is subject to several factors and assumptions of management, including $90 a barrel oil price, $6 Henry Hub and NGL pricing of $36 bbl, cost inflation of over 20% for the three remaining wells planned for 2022, that the drilling rig will become available and Company’s drilling program will resume in late July, that required regulatory approvals will be available when required, that no unforeseen delays, unexpected geological or other effects, including flooding and extended interruptions due to inclement or hazardous weather conditions, equipment failures, permitting delays or labor or contract disputes are encountered, that the necessary labor and equipment will be obtained, that the development plans of the Company and its co-venturers will not change, that the offset operator’s operations will proceed as expected by management, that the demand for oil and gas will be sustained, that the price of oil will be sustained or increase, that the Company will continue to be able to access sufficient capital through cash flow, debt, financings, farm-ins or other participation arrangements to maintain its projects, and that global economic conditions will not deteriorate in a manner that has an adverse impact on the Company’s business, its ability to advance its business strategy and the industry as a whole.

Forward-looking information is subject to a variety of risks and uncertainties and other factors that could cause plans, estimates and actual results to vary materially from those projected in such forward-looking information. Factors that could cause the forward-looking information in this news release to change or to be inaccurate include, but are not limited to, the risk that any of the assumptions on which such forward looking information is based vary or prove to be invalid, including that the Company or its subsidiaries is not able for any reason to obtain and provide the information necessary to secure required approvals or that required regulatory approvals are otherwise not available when required, that unexpected geological results are encountered, that equipment failures, permitting delays, labor or contract disputes or shortages of equipment or labor or materials are encountered, the risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production; delays or changes in plans with respect to exploration and development projects or capital expenditures; the uncertainty of reserve and resource estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, including flooding and extended interruptions due to inclement or hazardous weather conditions), the risk of commodity price and foreign exchange rate fluctuations, that the offset operator’s operations have unexpected adverse effects on the Company’s operations, that completion techniques require further optimization, that production rates do not match the Company’s assumptions, that very low or no production rates are achieved, that the price of oil will decline, that the Company is unable to access required capital, that occurrences such as those that are assumed will not occur, do in fact occur, and those conditions that are assumed will continue or improve, do not continue or improve, and the other risks and uncertainties applicable to exploration and development activities and the Company’s business as set forth in the Company’s management discussion and analysis and its annual information form, both of which are available for viewing under the Company’s profile at www.sedar.com, any of which could result in delays, cessation in planned work or loss of one or more concessions and have an adverse effect on the Company and its financial condition. The Company undertakes no obligation to update these forward-looking statements, other than as required by applicable law.

Caution Regarding Future-Oriented Financial Information and Financial Outlook

This news release may contain information deemed to be “future-oriented financial information” or a “financial outlook” (collectively, “FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Company’s activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions including the assumptions discussed above under “Caution Regarding Forward-Looking Information”. The actual results of operations of the Company and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Company and management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments. FOFI contained in this news release was made as of the date of this news release and the Company disclaims any intention or obligations to update or revise any FOFI contained in this news release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.